Exhibit 2

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST I

RIVERSOURCE CALIFORNIA TAX-EXEMPT TRUST

RIVERSOURCE DIMENSIONS SERIES, INC.

RIVERSOURCE GLOBAL SERIES, INC.

RIVERSOURCE GOVERNMENT INCOME SERIES, INC.

RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC.

RIVERSOURCE MARKET ADVANTAGE SERIES, INC.

RIVERSOURCE SELECTED SERIES, INC.

RIVERSOURCE SPECIAL TAX-EXEMPT SERIES TRUST

RIVERSOURCE STRATEGIC ALLOCATION SERIES, INC.

RIVERSOURCE TAX-EXEMPT INCOME SERIES, INC.

RIVERSOURCE TAX-EXEMPT SERIES, INC.

SELIGMAN MUNICIPAL FUND SERIES, INC.

SELIGMAN MUNICIPAL SERIES TRUST

June 8, 2011 Board Meeting

RESOLVED, That the Board of Directors/Trustees (the “Board”), including all of the members of the Board who are not “interested persons” of the Fund, as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Directors”), hereby determines that the joint fidelity bond (the “Fidelity Bond”) issued by ICI Mutual Insurance Company covering any employee of the “insured,” as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the 1940 Act, in the amount of $50 million is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund and the other named insureds; and further

RESOLVED, That the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act had the Fund not been named as a joint insured in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

RESOLVED, That the Board hereby ratifies the approval or renewal of the Fidelity Bond, as applicable, and authorizes payment by each Fund of its portion of the total annual premium of $69,750 on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

RESOLVED, That in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Fund and the other named insureds based on their relative assets; and further

RESOLVED, That the Joint Insured Agreement be and hereby is approved; and further

RESOLVED, That any officer of the Fund, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.